U.S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   FORM 10-SB

                GENERAL FORM FOR REGISTRATION OF SECURITIES OF
                             SMALL BUSINESS ISSUERS

       UNDER SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934


                              CLEARWORKS.NET, INC.
                 (NAME OF SMALL BUSINESS ISSUER IN ITS CHARTER)


              DELAWARE                                   76-057542
   (STATE OR OTHER JURISDICTION OF         (I.R.S. EMPLOYER IDENTIFICATION NO.)
   INCORPORATION OR ORGANIZATION)

       2450 FONDREN, SUITE 200
           HOUSTON, TEXAS                                   77063
(ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)                 (ZIP CODE)

ISSUER'S TELEPHONE NUMBER:    (713) 334-2595

SECURITIES TO BE REGISTERED UNDER SECTION 12(B) OF THE ACT: NOT APPLICABLE

SECURITIES TO BE REGISTERED UNDER SECTION 12(G) OF THE ACT: COMMON STOCK, $.001 PAR VALUE

                                     PART I

      ClearWorks.net, Inc. (the " Company") is including the following cautionary statement to make applicable and take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 for any forward-looking statements made by, or on behalf of, the Company. Forward-looking statements include statements concerning plans, objectives, goals, strategies, expectations, future events or performance and underlying assumptions and other statements which are other than statements of historical facts. Certain statements contained herein are forward-looking statements and, accordingly, involve risks and uncertainties which could cause actual results or outcomes to differ materially from those expressed in the forward-looking statements. The Company's expectations, beliefs and projections are expressed in good faith and are believed by the Company to have a reasonable basis, including without limitations, management's examination of historical operating trends, data contained in the Company's records and other data available from third parties, but there can be no assurance that management's expectations, beliefs or projections will result or be achieved or accomplished. In addition to other factors and matters discussed elsewhere herein, the following are important factors that, in the view of the Company, could cause actual results to differ materially from those discussed in the forward-looking statements: the ability of the Company to maintain its rights in its intellectual property; the ability of the Company to obtain acceptable forms and amounts of financing to fund planned acquisitions and operations, technology development, marketing and other expansion efforts; and the global market for technology. The Company has no obligation to update or revise these forward-looking statements to reflect the occurrence of future events or circumstances.

ITEM 1.  DESCRIPTION OF BUSINESS.

GENERAL

      The Company is a turnkey provider of voice, data and video services for both commercial and residential customers. The Company's vision is to become an industry leader in integrated voice, data and video solutions. The Company is pursuing this vision by integrating technology and technology based companies into its organization focused on the delivery of a suite of digital services to its clients. The Company is taking advantage of the convergence of telephone, cable TV, satellite TV, telecommunications and internet technology to accomplish its objectives. Additionally, the Company intends to take advantage of the deregulation of the telecommunications industry based on the passage by the US Congress of the Telecommunications Act in 1997.

      The Company initially began developing its voice, data and video integration capabilities to address business needs. During its early operations, the Company recognized an opportunity to utilize its expertise to develop and deliver "bundled digital services" to residential customers directly. The Company has developed a proprietary solution to deliver a turnkey digital services package directly to consumers. Through research and development (R&D), the Company possess technology that can utilize a high speed internet connection for the delivery of all services. The Company currently provides a wide array of digital solutions to its commercial customers and it anticipates deploying its technology to residential customers in the near future.

      The Company currently has three principal operating companies, ClearWorks Structured Wiring Services, Inc., ClearWorks Communications, Inc., and ClearWorks Integration Services, Inc. The Company anticipates the advantages of operating these companies together based on delivering like services to both sets of customers, much like the regional Bell operating companies (RBOCs) do today. Additionally, the Company can utilize its proprietary technology to deliver voice, data and video solutions to both sets of customers via the Internet.

      Internet users can access additional information about Company and its services at http://www.clearworks.net. Our web site is not a part of this Form 10-SB.

BACKGROUND

      The Company is a Delaware corporation that was incorporated on March 5, 1998. On May 12, 1998, Southeast Tire Recycling, Inc., a Florida corporation, which had been approved for trading on the over-the-counter Electronic Bulletin Board on December 24, 1997, merged into Company. (Southeast Tire Recycling, Inc. had previously purchased the stock of Millennium Integration Technologies, Inc. on April 1, 1998. Millennium Integrated Technologies, Inc. then became a wholly owned subsidiary of Southeast Tire Recycling, Inc.) ClearWorks Technologies, Inc. was the surviving corporation in such merger. The Southeast Tire Recycling changed its name from Southeast Tire Recycling, Inc. to ClearWorks Technologies, Inc. to better reflect the Company's redirection as a high tech computer company. The Company divested itself of the tire recycling business and began an aggressive acquisition strategy on the high tech arena by acquiring Team Renaissance (TeamLink), Inc, and InfraResources, L.L.C. in May 1998. InfraResources was acquired by the Company's wholly owned subsidiary, Millennium Integration Technologies, Inc., a Texas Corporation. On or about April 30, 1999, the Company changed its name from ClearWorks Technologies, Inc. to ClearWorks.net, Inc.

      The Company recently began its acquisition strategy in the high tech industry.

      In the acquisition of TeamLink Renaissance, Inc. in May 1998, the Company paid TeamLink's principals a total of 156,250 shares of restricted Common Stock of the Company. TeamLink is a provider of network computing solutions that specializes in delivering systems integration services, design services, and structured wiring solutions.

      In the acquisition of InfraResources, L.L.C. in May 1998, the Company paid $40,000 cash and 80,000 shares of restricted Common Stock of the Company, which was distributed among the principals of InfraResources. InfraResources is a provider of high-end consultants delivering integrated solutions for client/server based computing.

      On November 19, 1998, the Company purchased the assets of Vidatel Communications, a sole proprietorship owned by Juan "John" Diaz. The Company paid Mr. Diaz 98,039 shares of restricted Common Stock of the Company as consideration for the Vidatel assets. The Company incurred no liabilities in this transaction other than assuming a note payable bearing interest at 13.46%, due $513.33 monthly until September 2002, in the principal amount of $18,078.

      On May 14, 1999, the Company purchased all of the membership interests in Archer-Mickelson Technologies, L.L.C., which has become a wholly owned subsidiary of Company. On June 3, 1999 Archer-Mickelson Technologies, L.L.C. converted into a Texas corporation, and changed its name to ClearWorks Integration Services, Inc. As consideration, the Company paid $50,000 and delivered to its sole member 75,000 restricted shares of Company's Common Stock. The Company also discharged three loans at closing totaling $5,549.

      The Company presently has three wholly owned subsidiaries: ClearWorks Structured Wiring Services, Inc., a Texas corporation (formerly known as Millennium Integration Technologies, Inc.), ClearWorks Communications, Inc., a Texas corporation, and ClearWorks Integration Services, Inc. ClearWorks Communications, Inc. has a wholly owned subsidiary called Northpointe Telecom Services, L.L.C.

      ClearWorks Structured Wiring Services, Inc. focuses primarily on developing commercial accounts for deployment of structured wiring solutions. These customers consist of companies who seek outside expertise to deploy fiber optics and copper-based structured wiring solutions. ClearWorks Structured Wiring Services, Inc. generates revenue through time and materials billings, consulting contracts, service and support contracts as well as hardware and software sales. The Company does not intend to focus ClearWorks Structured Wiring Services on product sales, but rather acting as a turnkey provider of structured wiring solutions.

      ClearWorks Communications, Inc. focuses primarily on the delivery of integrated voice, data and video services to the residential marketplace. The Company has proprietary technology to enable it to proceed into the voice, data and video market for bundled consumption. The Company foresees deploying dialtone, multi-channel digital video services, dedicated internet connectivity, on-demand video rental, voicemail, and a community intranet as a Bundled Digital Service over one wire into the home. The market for these customers is just beginning to develop and is benefited by a strategic business alliance with other companies in the technology market. ClearWorks Communications is providing solutions to consumers by implementing technology both within the community and within the home. Within the residential community, ClearWorks Communications is installing fiber optic backbones to deliver voice, data and video solutions directly to consumers.

      ClearWorks Integration Services, Inc. performs and provides various networking and product technology to clients utilizing a high level of technical expertise. Such services include designing, consultation, implementation, building, modifying and supporting a variety of solutions.

      The Company has developed a Remote Response Center ("RRC"). The RRC consists of three primary components, the Network Support Center, the Remote Network Management Center, and the Internet Support Center. The Network Support Center is fully operational and provides existing clients with advanced technical support and comprehensive network operational support. The Remote Network Management Center enables the Company's systems engineers to monitor and administer clients' Local Area Networks (LAN) and Wide Area Networks (WAN) systems remotely from the Company's headquarters by means of an established communication link. The Internet Support Center offers a broad range of services including Internet access, security and publishing services. The Company intends to leverage the services provided by its RRC to enhance the Company's long-term client relationships and to expand the scope of services offered to existing and potential clients.

      The Company offers software and hardware products to enhance its ability to provide complex technology solutions for enterprise wide networks. The Company is an authorized reseller of networking products, which enables it to deliver integration services. Generally, these products are technically sophisticated and require a high level of integration services for successful deployment. The Company has reseller relationships with many industry-leading vendors of information technology products. The Company also has established relationships with leading aggregators of computer hardware and software which enable the Company to provide its clients with competitive product pricing, ready product availability and services such as electronic product ordering, product configuration and testing and product warehousing and delivery. These relationships enable the Company not to carry inventory normally associated with the delivery of products.

BUSINESS DEVELOPMENTS

      The Company has formed a strategic business alliance with Land Tejas Development, L.L.C., a major real estate developer in Houston, Texas. The Company is currently beginning the installation of a state-of-the-art multi-channel video, telephone and internet communications network, referred to by the Company as Bundled Digital Servicessm ("BDSsm "), in each of the Land Tejas development projects in Houston, Texas. The first development project to receive this network will be the development project Canyon Gate. The project is underway and fiber optics cable is installed in each of the Canyon Gate communities beginning with the Canyon Gate at Northpointe subdivision in Houston, Texas. On March 26, 1999, ClearWorks entered into a service agreement with Land Tejas Development at Northpointe, L.L.C. and the Canyon Gate at Northpointe Home Owner's Association to begin installing the Bundled Digital Servicessm in the Northpointe subdivision. Moreover, ClearWorks Communications, Inc. has formed a wholly owned subsidiary company, Northpointe Telecom Services, L.L.C. on March 26, 1999, and it is anticipated that this company will service the Northpointe area. It is further anticipated that the Bundled Digital Servicessm will provide many benefits to the homeowners in these communities, and the Company believes its efforts will receive national attention based on the types of services delivered and the innovation associated with its delivery.

    The Company believes that there is substantial demand from customers for bundled telecommunications services provided on a single monthly bill and with a single point of contact for all sales and service. Through its Bundled Digital Servicessm business, the Company will provide a broad array of telecommunications services, including basic local exchange services, enhanced switch services, internet services, and video channel transmission services, aimed at addressing customers' needs. The customers of BDS receive video, audio and data signals transmitted by nearby television and radio broadcast stations, terrestrial microwave relay services and communications satellites. Such signals are then amplified and distributed by optical fiber to the premises of customers who pay a fee for the service. The Company's multi-channel video systems generally will carry up to 1000 digital channels. Compressed digital video technology converts on average as many as 14 analog signals (which will also be used to transmit video and voice) into a digital format and compresses such signals (which is accomplished primarily by eliminating the redundancies in television imagery) into the space normally occupied by one analog signal. The digitally compressed signal is uplinked to a satellite, which retransmits the signal to a satellite dish or to a headend to be distributed via optical fiber to the customer's home. At the home, a set-top video terminal converts the digital signal into analog channels that can be viewed on a normal television set.

HIGH-SPEED INTERNET ACCESS

      The use of computers, online services and the Internet has increased significantly over the last few years. The Company believes in the revenue opportunities of Internet related services and is taking advantage of these opportunities by developing and providing high-speed Internet access via its advanced network and point to point optical fiber. By using BDS network technology that delivers multi-channel video and telephone services, users can access the Internet at speeds up to hundreds of times faster than existing telephone modems. More particularly, the Company intends to offer residential subscribers Internet services that delivers data to homes through a fiber optic backbone infrastructure at speeds up to 100 times faster than traditional telephone dial-up alternatives.

SERVICE AND PROGRAMMING CHARGES

      Subscribers to the Company's Bundled Digital Servicessm generally will be charged monthly fees based on the level of service selected, Basic Bundled Services, Enhanced Bundled Services or Maximum Bundled Services. The monthly prices for various levels of services (excluding services offered on a per-channel or per-program basis) will range generally from $78 to $138 for residential customers. Other services offered include equipment rentals, usually for an additional monthly fee. Systems offering pay-per-view movies generally charge between $4 and $6 per movie, and systems offering pay-per-view events generally charge between $6 and $50, depending on the event. A one-time installation fee is generally charged for connecting subscribers to the Bundled Digital Servicessm, but the installation fee has been waived for the residents at Canyon Gate at Northpointe.

SALES FORCE

      The Company's sales professionals are trained to provide customers with sales and customer service relating to all of the Company's services. Once a customer contracts with the Company for services, the Company assigns a single account relations representative who has the responsibility of proactively contacting the customer to confirm satisfaction with existing products and to promote new services and programs. The Company's sales force includes specialized professionals who focus on sales to commercial and residential consumers. The Company's sales staff works to gain a better understanding of the customer's operations in order to develop innovative, application-specific solutions to each customer's needs. Sales personnel locate potential business customers by several methods, including customer referral, market research, cold calling and other networking alliances.

SIGNIFICANT CUSTOMERS

The Company's customers include oil and gas companies, real estate developers, home builders, multiple unit developers, and individuals. Enron Corp. and Exxon Chemical Americas individually represented a greater than ten percent of revenues for fiscal 1998.

COMPETITION

      The Bundled Digital Servicessm business faces strong competition with cable, telephone and internet companies.

RAPIDLY CHANGING INDUSTRY

      Changes in the communication services industry are driven by providers of telecommunication services that are entering, or trying to enter, new markets, both domestically and internationally. Telecommunication service providers previously offering services primarily in one segment of the communication services market, are now offering, either directly or through alliances with others, new services to complement their primary service offerings. The offering of these new complementary services, facilitated by evolving technology and by the regulatory developments is meant to meet the needs of customers who desire to have most or all of their communication requirements fulfilled by one supplier. The ability of companies, such as the Company, to be that single supplier may result in the convergence of the international and local telecommunication service markets into one global market. The Company expects that competition from others that enter the telecommunication services market, some of which have significant financial and other resources, will be intense. Due to the rapidly changing nature of these markets, the advances being made in communications technology, the Company cannot predict the level of its future success, but the Company believes that it can and will compete effectively in providing its services. The Company anticipates that continued substantial capital expenditures will be required to compete effectively in the local telecommunication service markets.

ANTICIPATED ACQUISITIONS

      Given the size and highly fragmented composition of the industry, the Company has identified the potential to carry out a market roll-up within the systems integration marketplace. Initially, the Company intends to expand its business through selective, strategic acquisitions of other companies with complementary businesses in a revenue range of $1 million to $15 million. Management believes that companies in this range of revenues may be receptive to the Company's acquisition program since often they are too small to be identified as acquisition targets of larger public companies or to independently attempt their own public offering. In particular, the Company intends to focus its acquisition strategy on candidates which have a proven record of delivering high-quality technical services and a customer base of large and mid-sized companies that could benefit from the Company's access to anticipated sources of financing and long-term growth strategy.

REGULATION AND LEGISLATION

      The cable television industry is regulated by the FCC, some states and substantially all local governments. In addition, various legislative and regulatory proposals under consideration from time to time by the Congress and various federal agencies may in the future materially affect the cable television industry. The following discussion summarizes certain federal, state and local laws and regulations affecting cable television.

      The Cable Communications Policy Act of 1984 ('1984 Cable Act'), the 1992 Cable Act and the 1996 Telecommunications Act are the principal federal statutes governing the cable industry. These statutes regulate the cable industry, among other things, with respect to: (i) cable system rates for both basic and certain non basic services; (ii) programming access and exclusivity arrangements; (iii) access to cable channels for public, educational and governmental programming;
(iv) leased access terms and conditions; (v) horizontal and vertical ownership of cable systems; (vi) consumer protection and customer service requirements;
(vii) franchise renewals; (viii) television broadcast signal carriage requirements and retransmission consent; (ix)technical standards; and (x) privacy of customer information.

      The FCC, the principal federal regulatory agency with jurisdiction over cable television, has promulgated regulations implementing the federal statutes.

      Under federal laws, nearly all cable television systems are subject to local rate regulation of basic service pursuant to a formula established by the FCC and enforced by local franchising authorities. Additionally, the legislation required the FCC to review rates for non basic service tiers, known as 'cable programming service tiers' ('CPST'), other than per-channel or per-program services, in response to complaints filed by franchising authorities; prohibited cable television systems from requiring subscribers to purchase service tiers above basic service in order to purchase premium service if the system is technically capable of doing so; required the FCC to adopt regulations to establish, on the basis of actual costs, the price for installation of cable service and rental of cable equipment; and allowed the FCC to impose restrictions on the retiering and rearrangement of basic and CPST services under certain limited circumstances. Under the 1996 Telecommunications Act, regulation of CPST rates is scheduled to terminate on March 31, 1999. Regulation of both basic and CPST rates also ceases for any cable system subject to 'effective competition.' The 1996 Telecommunications Act expanded the definition of 'effective competition to cover situations where a local telephone company or its affiliate, or any multi channel video provider using telephone company facilities, offers comparable video service by any means except DTH. Cable operators have the opportunity to make cost-of-service showings which, in some cases, may justify rates above the applicable benchmarks. The regulations also provide that future rate increases may not exceed an inflation-indexed amount, plus increases in certain costs beyond the cable operator's control, such as taxes, franchise fees and programming costs. Cost-based adjustments to these capped rates can also be made in the event a cable operator adds or deletes channels or significantly upgrades its system. In addition, new product tiers consisting of services new to the cable system can be created free of rate regulation as long as certain conditions are met, e.g., services may not be moved from existing tiers to the new product tier. The rules also require that charges for cable-related equipment (e.g., converter boxes and remote control devices) and installation be unbundled from the provision of cable service and based upon actual costs plus a reasonable profit. Local franchising authorities and/or the FCC are empowered to order a reduction of existing rates which exceed the maximum permitted level for either basic and/or CPST services and associated equipment, and refunds can be required.

EMPLOYEES

      The Company currently has a total of 39 employees in addition to independent contractors. The Company currently outsources its human resources functions for employment administration and benefits management services. None of the Company's employees is represented by a labor union with respect to his or her employment by the Company. The Company has experienced no organized work stoppages and believes its relationship with its employees is good. The Company believes that its future success will also depend to a significant extent upon its ability to attract, train and retain highly skilled technical, management, sales, marketing and consulting personnel. Competition for such personnel in the industry in the

United States is intense. There can be no assurance that the Company will be successful in attracting or retaining such personnel, and the failure to attract or retain such personnel could have a material adverse effect on Company's business or results of operations.

BANKING ARRANGEMENTS

      The Company has a banking relationship with Southwest Bank of Texas for a line of credit in the amount of $800,000. The Company also intends to rely upon future equity offerings to finance its operations.


ITEM 2.   MANAGEMENT'S DISCUSSION AND ANALYSIS.

RESULTS OF OPERATIONS

      The following table sets forth certain operating information regarding the
Company:

                                              YEAR ENDED        YEAR ENDED
                                          DECEMBER 31, 1998   DECEMBER 31, 1997
                                          -----------------   -----------------
Revenues ...............................  $       1,090,215   $         113,520

Cost of Goods Sold .....................  $       1,054,116   $          88,018

Net Earnings (Loss) ....................  $        (187,749)  $           8,338

Net Earnings (Loss) Per Share ..........  $            (.02)  $            .001

                                                  QUARTER ENDED   QUARTER ENDED
                                                  MARCH 31, 1999  MARCH 31, 1998
                                                  --------------  --------------
Revenues .......................................  $      430,442  $      135,498

Cost of Goods Sold .............................  $      134,090  $       72,401

Net Earnings (Loss) ............................  $      181,005  $       23,948

Net Earnings (Loss) Per Share ..................  $          .01  $          .03

      The following summary table presents comparative cash flows of the Company for the year ended December 31, 1998, and the year ended December 31, 1997.

                                             YEAR ENDED           YEAR ENDED
                                          DECEMBER 31, 1998   DECEMBER 31, 1997
                                          -----------------   -----------------
Net cash used in operating activities ... $        (282,764)  $         (40,313)

Net cash used in investing activities ... $        (264,424)  $          (2,203)

Net cash provided by financing activities $         704,961   $          46,700

      At December 31, 1998, the Company had cash balances totaling $161,957 and net working capital of $93,074.

Fiscal 1998 Compared to Fiscal 1997

      The increase in the assets of the Company from $71,737 at December 31, 1997 to $807,984 (an increase of 1,126%) at December 31, 1998, resulted primarily from (i) the acquisitions of Team Renaissance, Inc. and InfraResources, L.L.C., and (2) the acquisition of the assets of Vidatel Communications in November, 1998.

      The increase in the liabilities of the Company from $62,399 at December 31, 1997 to $305,812 (an increase of 490%) resulted primarily from the increase in its business operations, number of employees, and the purchase of equipment, furniture and fixtures.

      During fiscal 1998, shareholders' equity increased to $502,172 from $9,338 (an increase of 5,378%). This increase is primarily attributable to the acquisition/merger with other companies and financing activities.

      The total revenues of the Company increased from $113,520 during fiscal 1997 to $1,090,215 during fiscal 1998 (an increase of 960%), following the change of its line of business to that of a high-tech provider of voice, data and video services. As a result of the increased level of business and the increased cost of goods sold and services related to such operations, the Company's cost of goods increased from $88,018 during fiscal 1997 to $1,054,116 (an increase of 1198%) during fiscal 1998; and increased gross profit to $36,099 during fiscal 1998 from $25,502 during fiscal 1997.

      Operating expenses increased from $16,233 in fiscal 1997 to $213,788 in fiscal 1998 (an increase of 1,317%), arising primarily from increases in general and administrative expenses and other support costs related to its increased level of operations.

      During fiscal 1998, the Company realized an operating loss of ($187,749) compared to net earnings of $8,338 during fiscal 1997.

Fiscal quarter ended March 31, 1999, compared to fiscal quarter ended March 31, 1998.

      The revenues of the Company increased from $135,498 in the first quarter of fiscal 1998 to $430,442 (an increase of 317%) in the first quarter of fiscal 1999. As a result of the increased business activity of the Company, its cost of goods sold increased from $72,401 in the first quarter of fiscal 1998 to $134,090 (an increase of 185%) in the same period of fiscal 1999. Gross profit increased from $63,097 during the first quarter of fiscal 1997 to $296,352 (an increase of 470%) during the same period of fiscal 1999.

      General and administrative expenses and selling expenses increased from $39,149 during the first quarter fiscal 1998 to $115,347 (an increase of 295%) during the first quarter of fiscal 1999 due primarily to an increase in the number of employees and marketing consultants and an increase in rental expenses arising from its recent lease of expanded executive office and operating facilities.

      The net earnings of the Company increased from $23,948 ($.003 per share) during the first quarter of fiscal 1998 to $181,005 ($.01 per share) an increase of 756%, for the first quarter of fiscal 1999.

The following summary table presents comparative cash flows of the Company for the quarter ended March 31, 1999, and the quarter ended March 31, 1998.

                                               QUARTER ENDED    QUARTER ENDED
                                               MARCH 31, 1999   MARCH 31, 1998
                                               --------------   --------------
Net cash used in operating activities .......  $     (206,705)  $        7,792

Net cash used in investing activities .......  $     (412,598)  $         (318)

Net cash provided by financing activities ...  $      912,302   $         --

CAPITAL EXPENDITURES

      The Company has incurred capital expenditures for equipment and office furniture used in its operations. Capital expenditures during the year ended December 31, 1998, totaled $264,424.

CAPITAL RESOURCES

      The Company's capital resources have been provided primarily by capital contributions from its stockholders and through an offering of its Common Stock under Rule 504 of Regulation D under the Securities Act of 1933 which realized $1,000,000.

LIQUIDITY

      The ability of Company to satisfy its obligations depend in part upon its ability to reach a profitable level of operations and securing short and long-term financing for its development of its commercial and residential products. There is no assurance that short and long term financing can be obtained to fulfill the Company's capital needs. Without the short or long term financing, the Company will attempt to sell additional common stock to meet its current and future capital needs.

ITEM 3.  DESCRIPTION OF PROPERTY.

CORPORATE OFFICE

      The Company currently leases its corporate offices located at 2450 Fondren, Suite 200, Houston, Texas 77063. The lease agreement is for a four year term and covers approximately 5,845 square feet. The initial monthly payments are $7,063 which will increase 3.45% during the second and fourth years of the lease.

      The Company also leases an office warehouse located at 5250 Gulfton, Suite 2E, Houston, Texas 77081. The lease agreement is for a three year term and covers approximately 1,922 square feet. The monthly payments are fixed at $985 per month.

TRADEMARKS AND SERVICEMARKS

      The Company has filed an application with the U.S. Patent and Trademark to register the Company's name and logo as a registered servicemark. The filing date of the Trademark Application is May 14, 1998.

      The Company intends to file an application with the U.S. Patent and Trademark to register the name and logo for "Bundled Digital Services".


ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

      The total number of shares of Common Stock of the Company beneficially owned by each of the officers and directors, and all of such directors and officers as a group, and their percentage ownership of the outstanding Common Stock of the Company as of May 31, 1999, are as follows:

                                                      SHARES         PERCENT OF
    MANAGEMENT                                     BENEFICIALLY        COMMON
   SHAREHOLDERS(1)                                    OWNED(1)         STOCK
   ---------------                                  ------------     ----------
Michael T. McClere ...............................     2,232,500 (2)       12.3%
   2450 Fondren, Suite 200
   Houston, Texas 77063

Howard Andrews ...................................           0.4%           0.4%
   2450 Fondren, Suite 200
   Houston, Texas 77063

Shannon D. McLeroy ...............................     2,475,000 (3)       13.9%
   2450 Fondren, Suite 200
   Houston, Texas 77063

Celia Figueroa ...................................           -0-              0%
   2450 Fondren, Suite 200
   Houston, Texas 77063

Directors and officers as a group
  (4 persons, including the above) ...............     4,784,563           26.5%

--------------
(1) Except as otherwise noted, it is believed by the Company that all persons have full voting and investment power with respect to the shares indicated. Under the rules of the Securities and Exchange Commission, a person (or group of persons) is deemed to be a "beneficial owner" of a security if he or she, directly or indirectly, has or shares the power to vote or to direct the voting of such security, or the power to dispose of or to direct the disposition of such security. Accordingly, more than one person may be deemed to be a beneficial owner of the same security. A person is also deemed to be a beneficial owner of any security which that person has the right to acquire within 60 days, such as options or warrants to purchase the Common Stock of the Company.

(2) Includes warrants to purchase 420,000 shares of Common Stock of the Company and warrants to purchase 500,000 shares of Common Stock held by Mr. McClere and by the Rachel McClere 1998 Trust and the McClere Family Trust.

(3) Includes warrants to purchase 600,000 shares of the Common Stock of the Company.

PRINCIPAL STOCKHOLDERS

            The following table sets forth information with respect to the beneficial ownership of the Company's Common Stock by each shareholder who beneficially owns more than five percent (5%) of the Company's Common Stock, the number of shares beneficially owned by each and the percent of outstanding Common Stock so owned of record as of May 31, 1999. It is believed by the Company that all persons listed have sole voting and investment power with respect to their shares, except as otherwise indicated.

                                                      SHARES        PERCENT OF
   NAME AND ADDRESS                                BENEFICIALLY    OUTSTANDING
 OF BENEFICIAL OWNER          TITLE OF CLASS          OWNED        COMMON STOCK
 -------------------          --------------       ------------    ------------
Michael T. McClere             Common Stock         2,232,500(1)       12.3%
2450 Fondren, Suite 200
Houston, Texas 77063

Shannon D. McLeroy             Common Stock         2,475,000(2)       13.9%
2450 Fondren, Suite 200
Houston, Texas 77063

--------------
(1) Except as otherwise noted, it is believed by the Company that all persons have full voting and investment power with respect to the shares indicated. Under the rules of the Securities and Exchange Commission, a person (or group of persons) is deemed to be a "beneficial owner" of a security if he or she, directly or indirectly, has or shares the power to vote or to direct the voting of such security, or the power to dispose of or to direct the disposition of such security. Accordingly, more than one person may be deemed to be a beneficial owner of the same security. A person is also deemed to be a beneficial owner of any security which that person has the right to acquire within 60 days, such as options or warrants to purchase the Common Stock of the Company.

(2) Includes warrants to purchase 420,000 shares of Common Stock of the company and warrants to purchase 500,000 shares of Common Stock held by Mr. McClere and the Rachel McClere 1998 Trust and the McClere Family Trust.

(3) Includes warrants to purchase 600,000 shares of the Common Stock of the Company.

WARRANTS

      As part of the original transaction in which Millennium Integration Technologies, Inc.'s stock was purchased by Southeast Tire Recycling, Inc., a Stock Warrant Plan dated April 24, 1998 was executed by the former management of Southeast Tire Recycling, Inc. The Stock Warrant Plan was executed in conjunction with the Agreement for Purchase of Common Stock dated April 1, 1998 and Addendum to Agreement for Purchase of Common Stock dated April 24, 1998. In such Addendum to Agreement for Purchase of Common Stock, the management of Southeast Tire Recycling, Inc. agreed to issue warrants to each of the sellers of stock named below:

      NAME:                   WARRANT CLASS            AMOUNT
      -----                   -------------           -------
      Shannon D. McLeroy            A                 300,000
                                    B                 300,000

      Michael T. McClere            A                 210,000
                                    B                 210,000

      Tech Technologies             A                 240,000
                                    B                 240,000

      Rachel McClere 1998 Trust     A                  50,000
                                    B                  50,000

      McClere Family Trust          A                 200,000
                                    B                 200,000

      Class A Warrants provide for an exercise price of $3.00 per common share and shall expire five years from the date of issuance. Each Class A Warrant provides that it shall be cancellable at the sole discretion of the Company on or before 30 days after written notice upon payment of a cancellation price of $1.00 per share. Each such Class A Warrant is subject to the terms, conditions and provisions of the Stock Warrant Plan.

      Class B Warrants provide for an exercise price of $6.00 per common share and shall expire 10 years from the date of issuance. Each Class B Warrant provides that it shall be cancellable at the sole discretion of the Company on or before 30 days after written notice upon payment of a cancellation price of $1.20 per share. Each such Class B Warrant is subject to the terms, conditions and provisions of the Stock Warrant Plan.


ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

      Board of Directors: Michael T. McClere (age 38) and Howard Andrews (age
38).

      The Company's executive officers and their ages are as follows:

NAME                   AGE          POSITION
----                   ---          --------
Michael T. McClere      38          Chairman of the Board and Chief  Executive
                                    Officer
Shannon D. McLeroy      33          President and Treasurer
Celia Figueroa          30          General Counsel   and Corporate Secretary

      There is no family relationship between or among the above directors and officers.

      The Company's success will depend largely on the efforts and abilities of the Company's senior management. In particular, the Company is dependent upon Michael T. McClere, Chief Executive Officer, and Shannon D. McLeroy, President. The loss of services of senior management could have a substantial adverse effect on the Company.

      MICHAEL T. MCCLERE-- Mr. McClere is the Chief Executive Officer and Director of the Company. Prior to the Company, Mr. McClere has been involved in several businesses in the information technology (IT) area, serving on the board of directors and as chief executive officer. Mr. McClere has been involved in the purchasing of numerous businesses, as well as selling businesses that he had assisted in the development. Mr. McClere's business background includes all aspects of the development and implementation of information technology businesses. Mr. McClere has also assisted in the development and implementation of major technology deployments for NASA in various space centers throughout the world. As a consultant on information systems, Mr. McClere assisted Lockheed Engineering & Sciences Company from May 1988 to October 1990, SAE, Inc. from May 1984 to May 1988, and Baker Hughes from May 1979 to May 1984. Mr. McClere has over seventeen (17) years experience in the information technology field. He has received a BS in Computer Science from The University of Houston-University Park.

      HOWARD ANDREWS--Mr. Andrews is the Director of the Company. Mr. Andrews is currently co-founder and developer of RBL, Ltd., managing member of Royal Bancshares Limited, LLC., an offshore bank holding company. Mr. Andrews is also co-founder of an offshore bank in St. Vincent, W.I. Within the scope of business he has helped lead companies in their expansions through acquisitions and mergers both domestically and internationally. Mr. Andrews has presided, and currently presides, as a director on numerous corporate boards. Mr. Andrews served as CEO and Chairman for four (4) corporations. Mr. Andrews has been responsible for overseeing the development of corporate strategies for marketing locally and nationally, as well as, training and control measures. He has experience in many facets of industry including retail and wholesale development of clients, training, public speaking, product development, sales management, executive management, public and private capital underwriting, investor relations director, and corporate consultant. He was President and Principal Compliance Officer until March 1992 of Andrews, Hentges & Associates, Inc., a Broker/Dealer with management of assets in excess of $200 million and 93 registered brokers in 17 states. During his direction he was instrumental in building the 2nd largest Broker/Dealer domiciled in the State of Oklahoma.

      Since 1992, Mr. Andrews has concentrated his efforts in the development of various project ventures by working in association with management groups, merchant banking firms, banks, and developed funding sources in both the private and public sector, including RBL, Ltd., AMAC, Royal Bancshares Limited, LLC, and ACB Mortgage Fund.

      SHANNON D. MCLEROY--Mr. McLeroy serves as President of the Company. Mr. McLeroy has been in the systems integration business for over ten (10) years. He has worked beginning as a technician and has progressed through various stages of management. Mr. McLeroy has managed teams of engineers to deploy technical computer services with the last three companies with which he has worked. Mr. McLeroy was solely responsible for managing and putting together a team of computer professionals to run a major portion of Exxon USA's network. This network was responsible for delivering key financial and business data to enable Exxon to perform its business.

      CELIA FIGUEROA-- Ms. Figueroa is the Secretary and the General Counsel of the Company. The chief legal counsel position entails considerable interaction with the Board of Directors. Ms. Figueroa's responsibilities include: (1) preparing and finalizing mergers and acquisitions; (2) litigation management;
(3) negotiating business parameters in commercial transactions; (4) general risk assessment; (5) preparation and maintenance of all corporate records; and (6) corporate transactions. Ms. Figueroa, born Houston, Texas, February 5, 1969; was admitted to the Texas bar in 1994. She graduated from Rice University (B.A., 1991); and from the University of Houston (J.D. 1994).

ITEM 6.  EXECUTIVE COMPENSATION.

      No executive officer or director of the Company received compensation in excess of $100,000 during its fiscal year ended December 31, 1998. Michael T. McClere, the Chief Executive Officer of the Company, presently receives a salary of $150,000 per year; and Shannon D. McLeroy, the President of the Company, presently receives a salary of $125,000 per year.

      The Company does not presently have any pension plan, profit sharing plan, or similar plans for the benefit of its officers, directors or employees. However, the Company reserves the right to establish any such plans in the future.

      On May 12, 1999, the Board of Directors adopted the Company's Stock Option Plan (the "Plan"), which provides for the granting to officers and key employees of the Company options to acquire stock in the Company. Such Plan is intended to qualify as "incentive stock options" within the meaning of Section 422A of the Internal Revenue Code of 1986, as amended (the "Code"), and certain other options to purchase shares of Common Stock which are not intended to receive special income tax treatment under the Code. Adoption and approval of the Plan by the stockholders is pending. Subject to approval by the shareholders of the Company, the Board reserved for issuance upon the exercise of stock options granted pursuant to the Plan 10,000,000 shares of Common Stock. Shannon D. McLeroy and Michael T. McClere were appointed to act as the members of the Stock Option Committee of the Board of Directors (the "Stock Option Committee") for the purpose of administering the Plan and, commencing on the date of adoption by the Board of the Plan and until otherwise provided by resolution of the Board of Directors and subject to the approval by the shareholders of the Company of the Plan, such Stock Option Committee shall have all the powers and exercise all the duties conferred upon it by the Plan. To date, no options have been granted or exercised.

      Directors of the Company who do not serve as officers thereof are not currently compensated by the Company for meeting attendance or otherwise, but are entitled to reimbursement for their travel expenses. The Company does not pay additional amounts for committee participation or special assignments of the Board of Directors.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

      During the fiscal 1997, the Company borrowed $22,000 from Michael T. McClere with a note due November 13, 1998; and borrowed an additional $30,000 with a note due March 31, 1999. These notes have been repaid during fiscal 1999.

      In connection with acquisition of Millennium Integration Technologies, Inc. ("Millennium") during fiscal 1998, the Company issued 1,312,500 shares of its common stock to Michael T. McClere and 1,875,000 shares of its common stock to Shannon D. McLeroy, the principal stockholders of Millennium; and the Company also agreed to issue warrants to purchase 920,000 shares of stock to Mr. McClere and his affiliates, and warrants to purchase 600,000 shares of stock to Mr. McLeroy.

ITEM 8.  DESCRIPTION OF SECURITIES.

      The Company is authorized to issue 50,000,000 shares of Common Stock, $.001 par value. At May 31, 1999, there were 17,213,159 shares of Common Stock issued and outstanding.

      There were 299 stockholders of record of the Common Stock of the Company as of May 31, 1999.

      The Company is authorized to issue 5,000,000 shares of Preferred Stock, $.001 par value. At May 31, 1999, there are no shares of Preferred Stock issued and outstanding.

COMMON STOCK

      Holders of Common Stock are entitled to receive ratably such dividends as may be declared by the Board of Directors, out of funds legally available, without any preference. Holders of Common Stock are entitled to one vote per share. Cumulative voting is not allowed for purposes of the election of directors. Thus, the holders of more than 50% of the shares voting for directors can elect all directors. The holders of the Common Stock of the Company have no preemptive rights to purchase new issues of the securities of the Company. There are no redemption or conversion features attached to the Common Stock.

      At the present time, the Company does not intend to pay any dividends on its Common Stock.

      Upon liquidation or dissolution of the Company, holders of Common Stock are entitled to receive pro rata, either in cash or in kind, all of the assets of the Company after payment of debts.

WARRANTS

      As of May 31, 1999, there were outstanding warrants to purchase 2,000,000 shares of Common Stock of the Company with exercise `prices' ranging from $3.00 to $6.00 per share.

DELAWARE CORPORATE LAW AND CERTAIN BY-LAW PROVISIONS

            The Company is a Delaware corporation, and may become subject to the anti-takeover provisions of the Delaware General Corporation Law (the "Delaware Law"). In general, Delaware Law prevents take-over offers to acquire equity securities of a Delaware corporation if the offeror would become a beneficial owner of more than 20% of any class of outstanding equity securities, and other similar provisions, subject to certain exceptions such as the written approval of the board of directors. The existence of these provisions would be expected to have an anti-takeover effect, including attempts that might result in a premium over the market price for the shares of Common Stock held by stockholders.

            Article II, Section 5 of the Company's By-Laws provides that only the Company's President, Secretary, a majority of the members of the Company's Board of Directors or at the written request of the holders of at least 50% of the outstanding voting power may call a special meeting of stockholders. These provisions of the By-Laws could discourage potential acquisition proposals and could delay or prevent a change in control of the Company. Such provisions also may have the effect of preventing changes in the management of the Company.

TRANSFER AGENT AND REGISTRAR

      The transfer agent and registrar for the Common Stock of the Company is Registrar and Transfer Company, 10 Commerce Drive, Cranford, New Jersey 07016; telephone 1 (800) 456-0596.

REPORTS TO STOCKHOLDERS

      The Company will furnish its shareholders with annual reports containing the financial statements of the Company examined by independent certified public accountants. The Company presently intends to issue unaudited quarterly reports and may distribute other reports to the stockholders as it deems appropriate.

                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS.

GENERAL

      The Common Stock of the Company is traded on the Electronic Bulletin Board over-the-counter market, and is quoted under the symbol CLWK.

MARKET PRICE

      When the trading price of the Company's Common Stock is below $5.00 per share, the Common Stock is considered to be "penny stocks" that are subject to rules promulgated by the Securities and Exchange Commission (Rule 15g-1 through 15g-9) under the Securities Exchange Act of 1934. These rules impose significant requirements on brokers under these circumstances, including: (a) delivering to customers the Commission's standardized risk disclosure document; (b) providing to customers current bid and offers; (c) disclosing to customers the brokers-dealer and sales representatives compensation; and (d) providing to customers monthly account statements.

      The following table sets forth the range of high and low closing bid prices per share of the Common Stock of the Company as reported by National Quotation Bureau, L.L.C. for the periods indicated.

         YEAR ENDED DECEMBER 31, 1998      HIGH BID(1)    LOW BID(1)
         ----------------------------      -----------    ----------
                      1st Quarter....      $  0.5625      $   0.375
                      2nd Quarter....      $   3.625      $  0.5625
                      3rd Quarter....      $  3.3125      $ 1.03125
                      4th Quarter....      $ 2.15625      $  0.3125
         YEAR ENDING DECEMBER 31, 1999
                      1st Quarter (1)      $    1.25      $  0.4375

------------
(1) The Company is unaware of the factors which resulted in the significant fluctuations in the prices per share during the periods being presented, although it is aware that there is a thin market for the Common Stock, that there are frequently few shares being traded and that any sales activity significantly impacts the market.

      The closing bid and ask prices of the Common Stock of the Company on June 24, 1999, were $1 31/32 and $2 1/32, respectively.

DIVIDENDS

      The Company has not paid any dividends on its Common Stock and does not expect to do so in the foreseeable future. The Company intends to apply its earnings, if any, in expanding its operations and related activities.

      The payment of cash dividends in the future will be at the discretion of the Board of Directors and will depend upon such factors as earnings levels, capital requirements, the Company's financial condition and other factors deemed relevant to the Board of Directors. In addition, the Company's ability to pay dividends may become limited under future loan agreements of the Company which may restrict or prohibit the payment of dividends.

ITEM 2.  LEGAL PROCEEDINGS.

      The Company is subject to legal proceedings and claims which arise in the ordinary course of business. The Company's management does not expect that the results in any of these legal proceedings will have a material adverse effect on the Company's financial condition or results of operations.

      The Company is currently a defendant and counter-plaintiff in MICHAEL CALLIHAN AND LINDA CALLIHAN VS. CLEARWORKS TECHNOLOGIES, INC.; 80th Judicial District Court of Harris County, Texas; Cause No. 98-39147. Suit was filed August 29, 1998 alleging causes of action based on fraud. This suit is an uninsured claim in the amount of approximately $250,000.00 and an Answer and Counterclaim was filed on behalf of ClearWorks.net, Inc. on September 4, 1998 denying the claim, and presenting ClearWorks' causes of action against the Michael and Linda Callihan which include but are not limited to fraud, negligent misrepresentation, indemnification, breach of contract, breach of fiduciary duty, and equitable entitlement to injunctive relief. Management is vigorously contesting these claims by Michael and Linda Callihan on the basis they are without merit, and the Company is vigorously pursuing its claims against the Callihans.

      The Company is currently a nominal defendant in the following interpleader action in which it takes no position with respect to ownership of stock currently held in the registry of the court: CAUSE NO. 98-34190; MARTIN R. NATHAN VS. CLEARWORKS.NET, INC., ET AL; In the 269th Judicial District Court of Harris County, Texas. This matter is being handle by the office of the general counsel.

      Also, the Company is currently a defendant in CAUSE NO. 1999-15281; ROBERT HORN VS. CLEARWORKS TECHNOLOGIES, INC.; IN THE 333 JUDICIAL DISTRICT COURT OF HARRIS COUNTY, TEXAS. Suit was filed March 25, 1999 alleging causes of action based on breach of contract in the amount of approximately $200,000.00. An Answer was filed on April 16, 1999 wherein Company denied the claim and asserted its affirmative defenses. Management is vigorously contesting these claims by Robert Horn on the basis they are without merit.

ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

      None.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES.

      During the period April 1, 1998 through December 31, 1998, the Company issued shares to the following persons as partial compensation for services:

                                                   NUMBER
            NAME                                  OF SHARES
            ----                                  ---------
            FYI Financial                           150,000
            Creative Equity Strategies                6,666
            Golden Triangle Industries, Inc.         75,000
            M. Stephen Roberts, Attorney              5,000

      These securities were issued in reliance on the exemption from registration provided by Section 4(2) of the Securities Act of 1933 as amended. The above mentioned individuals/entities were sophisticated investors who knowledgeable about the Company's operations and financial condition; they were able to evaluate the risks and merits of receipt of the shares, and they each agreed to accept the shares as partial compensation.

      During the period of November 30, 1998 and April 6, 1999, the Company offered and sold 5,635,409 shares of the Company's Common Stock at a per share cash offer price of not less than $.25, unless otherwise modified by the Company, with the requirements that (i) share offers and sales be made either to "accredited investors," as that quoted term is defined in Rule 215, as amended (the "Act"), and/or up to a maximum of 35 non-accredited investors each of whom, in the judgment of the Company's representatives, is determined to have such knowledge and experience in high risk equity investments and other financial matters as to be capable of evaluating the relative risks and merits of an investment in the shares, as well as the economic worth and liquidity to be able to sustain a complete loss of his investment in the shares; (ii) each such offer and sale be undertaken only in accordance with the transactional exemption from registration afforded by Rule 504 of Regulation D, as promulgated under Section 3(b) of the Act; and (iii) there is no minimum number of shares which may be acquired by any qualified purchaser.


ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

      The provisions of the General Corporation Law of Delaware provide for the indemnification of the directors and officers of the Company. These provisions generally permit indemnification of directors and officers against certain costs, liabilities and expenses of any threatened, pending or completed action, suit or proceeding that any such person may incur by reason of serving in such positions if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made in respect of any claim, issue or matter as to which such persona had been adjudged to be liable to the corporation, unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstance of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper. Any determination that indemnification of a director or an officer, unless ordered by the court, must be made by a majority vote of the directors who are not parties to such action, suit or proceeding, even though less than a quorum; or by a committee of such directors designated by majority vote of such directors even though less than a quorum; or if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion; or by the stockholders.

      The Eleventh Article of the Articles of Incorporation of the Company provides that the Company shall, to the fullest extent permitted by the provisions of Section 145 of the General Corporation Law of Delaware, as the same may be amended and supplemented, indemnify any and all persons whom it shall have power to indemnify under said section from and against any and all of the expenses, liabilities or other matters referred to in or covered by said section, and the indemnification provided for shall not be deemed exclusive of any other rights to which those indemnified may be entitled under any by-law, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

      Section 6.10 of the Bylaws of the Company provides that the Company shall indemnify all of its officers and directors, past, present and future, against any and all expenses incurred by them, including but not limited to legal fees, judgments and penalties which may be incurred, rendered or levied in any legal action brought against any or all of them for or on account of any act or omission alleged to have been committed while acting within the scope of their duties as officers or directors of the Company.
                                    PART III

ITEM 1.  INDEX TO EXHIBITS.


EXHIBIT
3(i) Articles of Incorporation of the Registrant

3(ii) Amendment to Articles of Incorporation

3(iii) By-Laws of the Registrant

10(a) Plan and Agreement of Merger and
Reorganization

10(b) Certificate of Merger of Southeast Tire
Recycling, Inc. into ClearWorks Technologies, Inc.

10(c) Certificate of Authority to Transact
Business in Texas

10(d) Agreement for Purchase of Common Stock (By
Southeast Tire Recycling, Inc. of Millennium)

10(e) Addendum to Agreement for Purchase of
Common Stock

10(f) Stock Option Plan

10(g) Stock Warrant Plan

10(h) Agreement of Merger and Plan of
Reorganization (Team Renaissance)

10(i) Agreement of Merger and Plan of
Reorganization (InfraResources)

10(j) Asset Purchase Agreement (Vidatel)

10(k) Agreement and Plan of Acquisition (Archer
Mickelson Technologies, Inc.)

11  Statement re: computation of per share
earnings                                           Reference is made to the
                                                   Consolidated Statements of
                                                   Operations of the Registrant
                                                   for its fiscal years ended
                                                   December 31, 1998, and 1997,
                                                   which are incorporated herein
                                                   by reference.

21 A description of the subsidiaries of the Registrant

27  Financial Data Schedule

                                   SIGNATURES

      In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, hereunto duly authorized.


                              CLEARWORKS.NET, INC.


Date: June 28, 1999

By:   /s/ MICHAEL T. MCCLERE                          /s/ HOWARD ANDREWS
      Michael T. McClere                              Howard Andrews
      Director, Chief Executive Officer,              Director
      And Chairman of the Board of Directors


      /s/ SHANNON D. McLEROY
      Shannon D. McLeroy
      President and Treasurer and
      principal accounting officer

                    CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS

We consent to the inclusion in this Form 10-SB Registration Statement of our report dated May 18, 1999 on our audit of the financial statements of ClearWorks.net, Inc. We also consent to the reference to our firm under the caption "Experts".



McManus & Co., P.C.
Certified Public Accountants
Morris Plains, New Jersey

    ------------------------------------------------------------------------

                       CLEARWORKS.NET, INC. AND SUBSIDIARY
                        CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 1998 AND 1997

    ------------------------------------------------------------------------

                                TABLE OF CONTENTS

                                                                          PAGE
                                                                          ----
Independent  Accountant's  Report ......................................    1

Consolidated  Balance  Sheets ..........................................    2

Consolidated  Statements  of  Operations ...............................    3

Consolidated  Statements  of  Changes  in  Stockholders'  Equity .......    4

Consolidated  Statements  of  Cash  Flows ..............................    5

Notes  to  the  Consolidated  Financial  Statements ....................  6 - 17

                         INDEPENDENT ACCOUNTANT'S REPORT


TO THE BOARD OF DIRECTORS AND STOCKHOLDERS
OF CLEARWORKS.NET, INC.:

We have audited the accompanying consolidated balance sheets of ClearWorks.net, Inc. and Subsidiary as of December 31, 1998 and 1997 and the related consolidated statements of operations, stockholders' equity, and cash flows for the year ended December 31, 1998 and the period from September 18, 1997 (date of inception) to December 31, 1997. These financial statements are the responsibility of ClearWorks.net, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, based on our audits, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of ClearWorks.net, Inc. and Subsidiary as of December 31, 1998 and 1997 and the results of their operations, shareholders' equity, and their cash flows for the year ended December 31, 1998 and the period ended December 31, 1997 are in conformity with generally accepted accounting principles.



McManus & Co., P.C.
Certified Public Accountants
Morris Plains, New Jersey

May 18, 1999

--------------------------------------------------------------------------------

                       CLEARWORKS.NET, INC. AND SUBSIDIARY
                           CONSOLIDATED BALANCE SHEETS

--------------------------------------------------------------------------------

                                     ASSETS
                                                               DECEMBER 31,
                                                         ----------------------
                                                             1998        1997
                                                         -----------   --------
CURRENT ASSETS:
  Cash and Cash Equivalents (Note 1) ..................  $   161,957   $  4,184
  Accounts Receivable (Note 1) ........................      202,896     62,260
  Deferred Advertising Costs (Note 1) .................        5,208       --
  Other Receivable ....................................        2,712       --
  Inventories (Note 1) ................................       12,000       --
                                                         -----------   --------
     Total Current Assets .............................      384,773     66,444

PROPERTY AND EQUIPMENT (NOTE 1):
  Transportation Equipment ............................       26,245       --
  Operating Equipment .................................      234,719      1,616
  Furniture & Fixtures ................................        5,663        587
  Less: Accumulated Depreciation ......................      (13,240)       (59)
                                                         -----------   --------
     Total Property and Equipment .....................      253,387      2,144

OTHER ASSETS:
  Security Deposits ...................................         --        1,746
  Intangible Assets (Notes 1 & 5) .....................      175,809      1,161
  Less: Accumulated Amortization ......................       (8,031)       (58)
  Other Assets ........................................        2,046        300
                                                         -----------   --------
     Total Other Assets ...............................      169,824      3,149

                                                         -----------   --------
  TOTAL ASSETS ........................................  $   807,984   $ 71,737
                                                         ===========   ========
                 LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
  Accounts Payable ....................................  $    19,759   $  4,486
  Accrued Expenses ....................................      146,117      2,934
  Notes Payable (Note 3) ..............................       55,965     45,700
  Deferred Revenues ...................................         --        4,200
  Payroll Taxes Payable ...............................       57,107      5,079
  Sales Taxes Payable .................................       12,751       --
                                                         -----------   --------
     Total Current Liabilities ........................      291,699     62,399

LONG - TERM LIABILITIES:
  Notes Payable - net of current portion (Note 3) .....       14,113       --
                                                         -----------   --------
     Total Long - Term Liabilities ....................       14,113       --

COMMITMENTS AND CONTINGENT LIABILITIES (NOTE 9)

SHAREHOLDERS' EQUITY:
  Preferred Stock - $.001 par value
     Authorized at 1998 and 1997
      5,000,000 and 5,000,000 shares, respectively ....         --         --
  Common Stock - $.001 and $.001 par value
  at 1998 and 1997, respectively
     Authorized at 1998 and 1997
     50,000,000 and 50,000,000 shares, respectively
     Issued and Outstanding at 1998 and 1997
     11,460,249 and 6,250,000, respectively ...........       11,460      6,250
  Paid in Capital .....................................    1,098,781     (5,250)
  Retained Earnings ...................................     (608,069)     8,338
                                                         -----------   --------
     Total Shareholders' Equity .......................      502,172      9,338
                                                         -----------   --------
  TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY ..........  $   807,984   $ 71,737
                                                         ===========   ========

See accompanying accountant's report and notes to the financial statements.

--------------------------------------------------------------------------------

                       CLEARWORKS.NET, INC. AND SUBSIDIARY
                      CONSOLIDATED STATEMENTS OF OPERATIONS

--------------------------------------------------------------------------------


                                                      FOR THE PERIODS ENDED
                                                           DECEMBER 31,
                                                     --------------------------
                                                        1998            1997
                                                     -----------      ---------
NET SALES
  Integration Services .........................     $   486,331      $ 113,520
  Network Cabling and Wiring ...................         555,550           --
  Software Administration ......................          48,334           --
                                                     -----------      ---------
     Total Revenues ............................       1,090,215        113,520

COST OF GOODS SOLD
  Materials and Supplies .......................          50,145           --
  Direct Labor and Related Costs ...............         975,019         88,018
  Depreciation and Amortization ................          13,169           --
  Other Manufacturing Costs ....................          15,783           --
                                                     -----------      ---------
     Total Cost of Goods Sold ..................       1,054,116         88,018
                                                     -----------      ---------
GROSS PROFIT ...................................          36,099         25,502
                                                     -----------      ---------
OPERATING EXPENSES
  Selling, General and Administrative
     Salaries and Related Costs ................          12,235           --
     Advertising and Promotion .................          21,421           --
     Depreciation and Amortization .............           7,985            117
     Other Support Costs .......................         172,147         16,116
                                                     -----------      ---------
     Total Operating Expenses ..................         213,788         16,233
                                                     -----------      ---------
EARNINGS/(LOSS) FROM OPERATIONS BEFORE
  OTHER EXPENSES AND INCOME TAXES ..............        (177,689)         9,269

OTHER EXPENSES
  Interest Expense .............................         (10,060)          (931)
                                                     -----------      ---------
     Total Other Expenses ......................         (10,060)          (931)
                                                     -----------      ---------
EARNINGS/(LOSS) BEFORE INCOME TAXES ............        (187,749)         8,338

  Provision For Income Taxes ...................            --             --
                                                     -----------      ---------
NET EARNINGS/(LOSS) ............................     $  (187,749)     $   8,338
                                                     ===========      =========
  Net Earnings Per Common Share:
     Primary (Note 1) ..........................     $     (0.02)     $    0.01
     Fully Diluted (Note 1) ....................     $     (0.02)     $    0.01

See accompanying accountant's report and notes to the financial statements.

--------------------------------------------------------------------------------

                       CLEARWORKS.NET, INC. AND SUBSIDIARY
           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

--------------------------------------------------------------------------------

                                                                                   ADDITIONAL                            TOTAL
SEPTEMBER 18, 1997 (DATE OF INCEPTION)                       COMMON     PREFERRED    PAID IN         RETAINED         SHAREHOLDERS'
       TO DECEMBER 31, 1998                                   STOCK       STOCK      CAPITAL     EARNINGS/(DEFICIT)      EQUITY
-----------------------------------------                    --------   ---------  -----------   ------------------   -------------
September 18, 1997 (Date of Inception) ....................  $   --     $    --    $      --     $             --     $        --
                                                             --------   ---------  -----------   ------------------   -------------
Issuance of Common Stock ..................................       100        --            900                 --             1,000

Par Value Adjustment Due to Merger
    from $.01 to $.001 ....................................       (99)       --             99                 --              --

Stock Exchanged During Reorganization .....................        (1)       --              1                 --              --

Stock Issued During Reorganization ........................      6250        --         (6,250)                --              --

Net Income as of December 31, 1997 ........................      --          --           --                  8,338           8,338
                                                             --------   ---------  -----------   ------------------   -------------
Total Shareholders' Equity
  As Of December 31, 1997 .................................     6,250        --         (5,250)               8,338           9,338

Stock Issued for Merger With
  Southeast Tire Recycling, Inc. ..........................     3,780        --        424,878             (428,658)           --

Stock Issued for Acquisitions
  Team Renaissance ........................................       156        --         29,570                 --            29,726
  InfraResources ..........................................        80        --          9,920                 --            10,000

Conversion of Notes Payable ...............................       273        --         26,982                 --            27,255

Stock Issued for Services Rendered ........................        50        --          6,200                 --             6,250

Stock Issued for Acquisition of
  Assets from Vidatel .....................................        98        --        149,902                 --           150,000

New Stock Issued for Cash .................................       773        --        456,579                 --           457,352

Net Loss 1998 .............................................      --          --           --               (187,749)       (187,749)
                                                             --------   ---------  -----------   ------------------   -------------
Total Shareholders' Equity
As Of December 31, 1998 ...................................  $ 11,460   $    --    $ 1,098,781   $         (608,069)  $     502,172
                                                             ========   =========  ===========   ==================   =============

See accompanying accountant's report and notes to the financial statements.

--------------------------------------------------------------------------------

                       CLEARWORKS.NET, INC. AND SUBSIDIARY
                      CONSOLIDATED STATEMENTS OF CASH FLOWS

--------------------------------------------------------------------------------

                                                                                                  FOR THE PERIODS ENDED DECEMBER 31,
                                                                                                  --------------------------------
                                                                                                      1998                  1997
                                                                                                   ---------              --------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net Earnings ........................................................................            $(187,749)             $  8,338

  Adjustments To Reconcile Net Earnings To Net Cash
  Used By Operating Activities:
     Depreciation  and  Amortization ..................................................               21,154                   117
     (Increase) / Decrease in Accounts Receivable .....................................             (140,636)              (62,260)
     (Increase) / Decrease in Deferred Advertising  Costs .............................               (5,208)                 --
     (Increase) / Decrease in Other Receivable ........................................               (2,712)                 --
     (Increase) / Decrease in Inventories .............................................              (12,000)                 --
     (Increase) / Decrease in Security Deposits .......................................                1,746                (1,746)
     (Increase) / Decrease in Intangible Assets .......................................             (174,648)               (1,161)
     (Increase) / Decrease in Other Assets ............................................               (1,746)                 (300)
     Increase / (Decrease) in Accounts Payable ........................................               15,273                 4,486
     Increase / (Decrease) in Accrued Expenses ........................................              143,183                 2,934
     Increase / (Decrease) in Deferred Revenues .......................................               (4,200)                4,200
     Increase / (Decrease) in Payroll Taxes Payable ...................................               52,028                 5,079
     Increase / (Decrease) in Sales Tax Payable .......................................               12,751                  --
                                                                                                   ---------              --------
     Total Adjustments ................................................................              (95,015)              (48,651)
                                                                                                   ---------              --------
  Net Cash Used By Operating Activities ...............................................             (282,764)              (40,313)

CASH FLOWS FROM INVESTING ACTIVITIES
     Purchase of Property and Equipment ...............................................             (264,424)               (2,203)
                                                                                                   ---------              --------
  Net Cash Used By Investing Activities ...............................................             (264,424)               (2,203)

CASH FLOWS FROM FINANCING ACTIVITIES
     Increase / (Decrease) in Notes Payable - short term ..............................               10,265                45,700
     Increase / (Decrease) in Notes Payable - long term ...............................               14,113                  --
     Proceeds From Sale of Common Stock, Net ..........................................              680,583                 1,000
                                                                                                   ---------              --------
  Net Cash Provided By Financing Activities ...........................................              704,961                46,700

  Net Increase / (Decrease) in Cash ...................................................              157,773                 4,184

CASH AT THE BEGINNING OF THE YEAR .....................................................                4,184                  --
                                                                                                   ---------              --------
CASH AT THE END OF THE YEAR ...........................................................            $ 161,957              $  4,184
                                                                                                   =========              ========
     Supplemental Disclosures of Cash Flow Information:
     Net cash paid during the year for:
         Interest .....................................................................            $  10,060              $    931
         Income Taxes .................................................................            $    --                $   --

See accompanying accountant's report and notes to the financial statements.

                       CLEARWORKS.NET, INC. AND SUBSIDIARY
                   NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31, 1998

NOTE 1 - BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES:

      ClearWorks.net, Inc. and its subsidiary, Millennium Integration Technologies, Inc., (the Company), formerly known as ClearWorks Technologies, Inc., incorporated as a Delaware corporation on March 6, 1998 under the name Millennium Integration Technologies, Inc. Prior to such date, the Company named Millennium Integration Technologies, LLC, a Texas Limited Liability Company, was organized on September 18, 1997 (date of inception). Millennium Integration Technologies, LLC was converted into a Texas C-Corporation on April 9, 1998. Thereafter, Southeast Tire Recycling, Inc., a publicly traded company, purchased the stock of Millennium Integration Technologies, Inc. (Texas) on April 24, 1998, and Millennium Integration Technologies, Inc. (Texas) became a wholly owned subsidiary of Southeast Tire Recycling, Inc. On May 12, 1998, the Company completed a reverse merger with Southeast Tire Recycling, Inc., where the surviving company retained the name ClearWorks Technologies, Inc. until April 27, 1999 (see Note 10).

      The Company is a leading provider of business and information technology solutions. Using both client/server and Web-based technologies, the Company offers a variety of services designed to help clients achieve their business objectives, including implementation and integration of third-party packaged software solutions, custom software development, implementation of enterprise resource planning (ERP) systems, production support and business, and operational consulting.

A)     Consolidation

      At December 31, 1998, the Company has a wholly-owned subsidiary, Millennium Integration Technologies, Inc.

      The consolidated financial statements include the accounts of the Company and its subsidiary. All significant inter-company transactions and balances have been eliminated in consolidation.

B)    Cash and Cash Equivalents

      The Company has $161,957 and $4,184 invested at December 31, 1998 and 1997, respectively, most of which is in non-interest bearing accounts.

                       CLEARWORKS.NET, INC. AND SUBSIDIARY
                   NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31, 1998

NOTE 1 -BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES: (continued)

C)    Property and Equipment

      Property and equipment are carried at cost less accumulated depreciation. Depreciation is calculated by using the straight-line method for financial reporting and accelerated methods for income tax purposes. The recovery classifications for these assets are listed as follows:

                                          YEARS
                                          -----
            MACHINERY AND EQUIPMENT         7
            FURNITURE AND FIXTURES          7

      Expenditures for maintenance and repairs are charged against income as incurred and major improvements are capitalized.

D)    Accounts Receivable

      Management has elected to write-off uncollectable receivables to bad debt expense at the time that they are identified. For the years ended December 31, 1998 and 1997 $18,925 and $0, respectively, had been written off.

E)    Inventories

      Inventories are valued at the lower of cost or market. The cost is determined by using the FIFO method. Inventories consist of the following items:

                                           1998        1997
                                        ---------     -------
       Raw Materials .................  $  12,000     $ - 0 -
                                        ---------     -------
                                        $  12,000     $ - 0 -
                                        =========     =======

F)    Accounting Pronouncements

      During August of 1998, the American Institute of Certified Public Accountants (AICPA) issued Statement of Position (SOP) No. 98-5 "Reporting on the Costs of Start-Up Activities". This statement requires all costs related to a company's start-up activities be expensed during the period incurred rather than capitalized and amortized over a period of time.

                       CLEARWORKS.NET, INC. AND SUBSIDIARY
                   NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31, 1998

NOTE 1 -BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES: (continued)

F)    Accounting Pronouncements (continued)

      Although this pronouncement does not become effective for fiscal years beginning after December 15, 1998, the Company has elected early application of this pronouncement effective for the year ended December 31, 1998.

G)    Income Taxes

      For the year ended December 31, 1997, the company had elected to be taxed under the provision of a Limited Liability Corporation of the Internal Revenue Code. Under those provisions, the Company does not pay federal corporate income taxes on its taxable income and is not allowed a net operating loss carry-over or carry-back as a deduction. However, the stockholders are liable for individual federal income taxes on their respective shares of income and include their respective shares of the Company's operating loss on their individual income tax returns.

      During 1998, with the change in corporate status (see Note 1), the Company adopted the provisions of Statement of Financial Accounting Standards
      (SFAS) No. 109, "Accounting for Income Taxes", which requires a change from the deferral method to assets and liability method of accounting for income taxes.

H)    Net Earnings Per Common Share

      Net earnings per common share is shown as both primary and fully diluted. Primary earnings per common share are computed by dividing net income less any preferred stock dividends (if applicable) by the weighted average number of shares of common stock outstanding. Fully diluted earnings per common share are computed by dividing net income less any preferred stock dividends (if applicable) by the weighted average number of shares of common stock outstanding plus any dilutive common stock equivalents. The components used for the computations are shown as follows:

                                            DECEMBER 31, 1998  DECEMBER 31, 1997
                                            -----------------  -----------------
      Weighted Average Number of Common
          Shares Outstanding Including:

      Primary Common Stock Equivalents             9,424,480           1,562,500
      Fully Dilutive Common Stock Equivalents     10,924,480           1,562,500

                       CLEARWORKS.NET, INC. AND SUBSIDIARY
                   NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31, 1998

NOTE 1 -BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES: (continued)

I)    Advertising and Promotion

      All advertising related costs are expensed as incurred. The Company does not incur any cost for direct-response advertising. For the years ended December 31, 1998 and 1997, the Company had expensed $21,421 and $0, respectively.

J)    Deferred Advertising Costs

      The Company issued 50,000 shares of its common stock at the commencement of its one-year contract with Investments 101 (see Note 9) and is being carried as deferred advertising costs. These costs will be expensed at a monthly rate of $521 as services are rendered. At December 31, 1998, $1,042 has been expensed.

K)    Use of Estimates

      The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent asset and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

L)    Comprehensive Income

      There were no items of other comprehensive income in 1998 and 1997, and, thus, net income is equal to comprehensive income for each of those years.

M)     Re-capitalization

      On April 30, 1998, Southeast Tire Recycling, Inc. acquired all outstanding shares of the Company's common stock (10,000) in exchange for six and one-quarter million (6,250,000) shares of its own common stock. For accounting purposes, this transaction has been treated as a re-capitalization of the Company with the Company as the acquirer (reverse acquisition). The historical financial statements prior to April 30, 1998 are those of the Company. Pro forma information giving effect to the acquisition as if the acquisition occurred on January 1, 1997 is stated in
      Note 4.

N)    Reclassification

      The Company has reclassified certain costs and expenses for the year ended December 31, 1997 to facilitate comparison to the year ended December 31, 1998.

                       CLEARWORKS.NET, INC. AND SUBSIDIARY
                   NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31, 1998

NOTE 2 - FACTORING:

      In August 1998, the Company entered into a factoring agreement with Amerisource Funding, Inc. (ASF). Under this agreement, AFS may purchase the Company's accounts receivable at the Company's discretion in accordance with the terms.

      ASF purchases acceptable accounts from the Company at a discount of 6.25%. Under the agreement, ASF reserves the right to withhold 13.75% of any account in a non-interest bearing reserve account until the account has been fully paid and/or satisfied. If ASF deems any portion of an account to be uncollectable, the Company must repurchase those accounts and proceed with their own collections.

      Subsequent to December 31, 1998, the Company terminated this factoring agreement. The Company's current financing requirements will be provided under an open line of credit with Southwest Bank of Texas. (see Note 10)


NOTE 3 - NOTES PAYABLE:
                                                                DECEMBER 31,
                                                            --------------------
                                                             1998         1997
                                                            -------      -------
      Note payable to KMA Investments
      bearing interest at 15%; payable upon
      demand .........................................      $ - 0 -      $23,700
      Note payable to M. McClere bearing
      interest at 15%; payable upon demand ...........       22,000       22,000

      Note payable to M. McClere bearing
      interest at 18.5%; due on March 31, 1999  ......       30,000        - 0 -

      Note payable to Planet Ford bearing
      Interest at 13.46%, due $513.33 monthly
      until September 2002  ..........................      $18,078      $ - 0 -
                                                            -------      -------
            Total ....................................       70,078       45,700
            Less Current Portion of
               Long - Term Debt ......................       55,965       45,700
                                                            -------      -------
            Total Long - Term Debt ...................      $14,113      $ - 0 -
                                                            =======      =======

                       CLEARWORKS.NET, INC. AND SUBSIDIARY
                   NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31, 1998

NOTE 3 - NOTES PAYABLE: (continued)

                  Future minimum payments are as follows:

                        1999        $   55,965
                        2000             4,533
                        2001             5,183
                        2002             4,397

      At the noteholder's option, during October 1998, the note payable to KMA Investments had been converted into the Company's common stock. In lieu of $23,700 plus accrued interest of $3,555, KMA Investments received 272,550 shares of the Company's common stock.

      The notes payable to M. McClere have been repaid during 1999.


NOTE 4  - BUSINESS COMBINATIONS:

      On May 21, 1998, the Company acquired InfraResources LLC in a business combination accounted for as a purchase. InfraResources is primarily engaged in integration technology services. The results of operations for InfraResources are included in the accompanying financial statements since the date of acquisition. The total cost of the acquisition was $50,000, which exceeded the fair value of the net assets of InfraResources by $50,000. The excess is being amortized using the straight-line method over fifteen (15) years.

      Additionally, on May 21, 1998, the Company acquired Team Renaissance, Inc. in a business combination accounted for as a purchase. Team Renaissance, Inc. is primarily engaged in integration technology services. The results of operations for Team Renaissance, Inc. is included in the accompanying financial statements since the date of acquisition. The total cost of the acquisition was $29,726

      Additionally, the Company purchased the assets of John Diaz DBA Vidatel Communications (Vidatel), an individual residing in Texas, on November 19, 1998. In exchange for these assets, the Company issued 98,039 shares of its common stock, valued at $150,000. The excess of cost over fair market value is $125,138 of which is carried as goodwill and is being amortized using the straight-line method over fifteen (15) years.

                       CLEARWORKS.NET, INC. AND SUBSIDIARY
                   NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31, 1998

NOTE 4  - BUSINESS COMBINATIONS: (continued)

      The following summarized pro forma (unaudited) information assumes the aforementioned acquisitions had occurred on January 1, 1997.

                                                    1998                1997
                                                -----------         -----------
      Total Revenues ...................        $ 1,688,502         $ 1,963,564

      Cost of Revenues .................          1,390,643           1,492,774
                                                -----------         -----------
      Gross Profit .....................            297,859             470,790
                                                -----------         -----------
      Operating Expenses ...............            611,882             780,450
                                                -----------         -----------
      Net Operating Loss ...............        $  (314,023)        $  (309,660)
                                                ===========         ===========
            Earnings Per Share
                  Basic ................        $     (0.03)        $     (0.20)
                                                ===========         ===========
                  Diluted ..............        $     (0.03)        $     (0.20)
                                                ===========         ===========

NOTE 5  - WARRANTS:

      The Company has issued and outstanding the following warrants which, at December 31, 1998, have not yet been exercised:

            1,000,000 Class A stock purchase warrants expiring April 24, 2003. These warrants are subject to the marketability of the Company's common stock. These warrants are to purchase fully paid and non-assessable shares of the common stock, par value $.001 per share at a purchase price of $3.00 per share. Each Class A stock purchase warrant provides that it shall be cancelable at the sole discretion of the Company on or before 30 days after written notice upon payment of a cancellation fee of $1.00 per share. Such transactions may occur in whole or in part, but must never amount to less than 100 shares.

            1,000,000 Class B stock purchase warrants expiring April 24, 2008. These warrants are subject to the marketability of the Company's common stock. These warrants are to purchase fully paid and non-assessable shares of the common stock, par value $.001 per share at a purchase price of $6.00 per share. Each Class B stock purchase warrant provides that it shall be cancelable at the sole discretion of the Company on or before 30 days after written notice upon payment of a cancellation fee of $1.20 per share. Such transactions may occur in whole or in part, but must never amount to less than 100 shares.

                       CLEARWORKS.NET, INC. AND SUBSIDIARY
                   NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31, 1998

NOTE 6  - INTANGIBLE ASSETS:

      Intangible assets consist of goodwill and organization costs. Organization costs were created during the start-up phase of the Company whereas goodwill was created during the acquisitions of Team Renaissance and InfraResources and the purchase of the assets of Vidatel Communications.

      Goodwill is amortized using the straight-line method over a period of fifteen (15) years. Accumulated amortization for goodwill for the years ended December 31, 1998 and 1997 are $8,031 and $0, respectively.

      Prior to the year ended December 31, 1998, organizational costs had been amortized using the straight-line method over a period of sixty (60) months. Accumulated amortization was $58 for the year ended December 31, 1997.

      As a result of "SOP" 98-5 (Note 1), the remaining unamortized organization costs of $1,103 have been expensed during 1998.


NOTE 7 - INCOME TAXES:

      As discussed in note 1, the Company adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes". Implementation of SFAS 109 did not have a material cumulative effect on prior periods nor did it result in a change to the current year's provision.

A) The effective tax rate for the Company is reconcilable to statutory tax rates as follows:

                                                                DECEMBER 31,
                                                             -------------------
                                                             1998          1997
                                                             -----         -----
                                                               %             %
U.S. Federal Statutory Tax Rate ....................            34         - 0 -
U.S. Valuation Difference ..........................           (34)        - 0 -
                                                             -----         -----
Effective U.S. Tax Rate ............................         - 0 -         - 0 -
                                                             -----         -----
Effective Tax Rate .................................         - 0 -         - 0 -
                                                             =====         =====

B) Deferred income taxes are provided for differences between financial statement and income tax reporting. Principal difference is the manner in which depreciation is computed for financial and income tax reporting purposes.

      For the year ended December 31, 1998 a deferred tax asset of $63,835 existed. Due to the early stages of the Company, a one hundred percent valuation was used against this deferred tax asset.

                       CLEARWORKS.NET, INC. AND SUBSIDIARY
                   NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31, 1998

NOTE 7 - INCOME TAXES: (continued)

C) During 1997, the Company conducted its business under the umbrella of a limited liability corporation. As such, the accompanying financial statements do not include a provision or liability for federal income taxes due to the fact that the members are taxed individually on their share of company earnings.


NOTE 8  - RELATED PARTY TRANSACTIONS:

      As stated in note 2, the Company has borrowed money from M. McClere (CEO of the Company) in the form of two notes. The first note, in the amount of $22,000, had been due November 13, 1998 and has since become payable upon demand. The second note, in the amount of $30,000, is due on or before March 31, 1999. These notes have been repaid during 1999. (See Note 2)


NOTE 9  - SIGNIFICANT CUSTOMERS:

      The Company had gross revenues of $1,049,920 and $113,520 for the years ended December 31, 1998 and 1997, respectively. The following parties individually represent a greater than ten percent of these revenues.

                                       DECEMBER 31, 1998     DECEMBER 31, 1997
                                     --------------------  --------------------
         CUSTOMER                     AMOUNT   PERCENTAGE   AMOUNT   PERCENTAGE
                                     --------  ----------  --------  ----------
         Enron Corp. ..............  $213,813     20.36 %   $ - 0 -        0.00%
         Exxon Chemical Americas ..  $108,623     10.35 %   $ - 0 -        0.00%

NOTE 10 - COMMITMENTS AND CONTINGENT LIABILITIES:

      The Company now leases its primary office space for $1,259 per month under a month to month lease. For the years ended December 31, 1998 and 1997, rental expenses of $15,108 and $4,792 were incurred, respectively. As a result, there are no future obligations under this lease agreement. Subsequent to December 31, 1998, the Company has entered into a long-term lease agreement for its office space.

                       CLEARWORKS.NET, INC. AND SUBSIDIARY
                   NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31, 1998

NOTE 10 - COMMITMENTS AND CONTINGENT LIABILITIES: (continued)

      Coinciding with the reverse merger with Southeast Tire Recycling, Inc. (Southeast), the former management of Southeast established a trust containing shares of the Company's common stock. This trust had been established with the intent of selling the stock to pay the remaining debts associated with Southeast. However, the trustee resigned without appointing a new trustee. As a result, the trust shares have been deposited in the registry of the Harris County, Texas District Court, and the Company has been named a nominal defendant in an Interpleader action. It is management's belief that this matter is completely without merit and the Company intends to vigorously defend its position by requesting that the court release the stock for payment of debt as was originally intended.

      The Company has entered into an employment contract with John Diaz, the principal of the company involved in the asset purchase discussed in Note
      4. The agreement provides that Mr. Diaz will be compensated with a gross annual salary of $65,000. Additionally, Mr. Diaz will receive the Company's restricted common stock valued at $150,000 in the event Mr. Diaz brings to the Company $1,000,000 worth of new business within one year of the date of execution of the Asset Purchase Agreement between the Company and Vidatel. This incentive is subject to such new business being generated by Mr. Diaz's sole sales efforts.

      The Company had entered into a three-year employment contract with Michael Callihan. The agreement provides that Mr. Callihan shall be compensated with a gross annual salary of $70,000 for the initial year with raises of not less than ten percent per year on the first and second anniversaries of the effective date. In addition to the annual salary, the employee shall be entitled to receive commissions equal to one percent for the first year and one-half of one percent for the second year of the purchase price of any acquisition brought to the Company's attention while Mr. Callihan is employed by the Company. Mr. Callihan voluntarily resigned his position with the Company thus negating the employment contract. Subsequent to his resignation, Mr. Callihan has brought suit against the Company alleging fraud. It is management's belief that this suit is completely without merit and the Company intends to vigorously defend its position.

      During November 1998, the Company entered into a one-year investor-relations contract with Investments 101, Ltd. (Investments). Investments was to provide a variety of services including but not limited to advertising, public relations, and the normal maintenance of the Company's web page in exchange for 50,000 shares of the Company's restricted common stock. The contract was terminated in January 1999.
      (see Note 10).

                       CLEARWORKS.NET, INC. AND SUBSIDIARY
                   NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31, 1998

NOTE 11 - SUBSEQUENT EVENTS:

      Subsequent to December 31, 1998, the Company registered its common stock in certain states in accordance with the Securities and Exchange Commission rule 504 of Regulation D. This registration allows the Company to sell no more than $1,000,000 of its securities to the public. This offering was completed whereat the Company raised $1,000,000

      The Company has secured a line of credit with Southwest Bank of Texas in the amount of $800,000.

      Subsequent to December 31, 1998, the Company has entered into a non-cancelable lease for its office space with 2000 North Loop, L.P. This forty-eight (48) month lease will commence May 1, 1999 and expire April 30, 2000. The initial monthly payment under this agreement will be in the amount of $7,063 which will be increased by 3.45% over the base year during the second and forth years annually.

      The Company has formed two wholly owned subsidiaries; ClearWorks Residential Services, Inc. and ClearWorks Commercial Services, Inc. These two newly created entities will service the operations of the residential and commercial markets, respectively, for their parent, ClearWorks Technologies, Inc.

      In April 1999, the Company has sold an additional one million restricted shares of the Company's common stock through a private placement. In exchange for these shares, the Company received one million dollars.

      The Company has completed a name change to that of ClearWorks.net, effective April 27, 1999. This change will have no effect on daily operations of the Company.

      As stated in Note 9, the Company terminated its contract with Investments (a public relations firm) whereat the Company believed Investments was not performing according to the contract. As a result, Investments returned the initial 50,000 shares of the Company's restricted common stock in exchange for 12,500 shares of the Company's restricted common stock and cash.

      On May 14, 1999, the Company acquired Archer Mickelson Technologies L.L.C., a systems-integration firm located in Houston, Texas.

      The Company has been named as a defendant in a lawsuit involving a former employee of the Company. The suit alleges breach of contract. It is management's belief that this suit is completely without merit and the Company intends to vigorously defend its position.

                       CLEARWORKS.NET, INC. AND SUBSIDIARY
                   NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31, 1998

 NOTE 11 - SUBSEQUENT EVENTS: (continued)

      The Company has entered into an agreement with Merger Communications (Merger), a public relations consultant, whereby Merger will develop, implement, and maintain an ongoing program to increase the investment community's awareness of the Company's activities and to stimulate the investment community's interest in the Company. As compensation for these services, Merger will be paid in cash and common stock as outlined in the agreement.

      The Company has entered into an agreement with Castle Developments, Ltd. (Castle), a management-consulting firm, whereby Castle will provide management consulting and advisory services. As compensation for these services, Castle will be paid in cash and common stock as outlined in the agreement.

                      CLEARWORKS.NET, INC. AND SUBSIDIARIES
               CONSOLIDATED BALANCE SHEETS-MARCH 31, 1999 AND 1998
                                   (UNAUDITED)

      ASSETS                                                                 1999         1998
                                                                          -----------   --------
Current assets:

  Cash .................................................................  $   452,956   $ 11,588
  Accounts receivable:
     Trade .............................................................      462,286     74,719
     Employees .........................................................       43,939       --
  Inventories ..........................................................       33,558       --
  Prepaid expenses .....................................................       43,491       --
                                                                          -----------   --------
                                                                            1,036,230     86,307
                                                                          -----------   --------
  Property and equipment:
     Operating equipment ...............................................      644,542        440
     Furniture, fixtures and equipment .................................       34,683      2,150
                                                                          -----------   --------
                                                                              679,225      2,590
  Accumulated depreciation .............................................      (23,533)      (189)
                                                                          -----------   --------
                                                                              655,692      2,401
                                                                          -----------   --------
  Other assets, principally the excess of cost over assets acquired, net      166,906      2,046
                                                                          -----------   --------
                                                                          $ 1,858,828   $ 90,754
                                                                          ===========   ========
                      LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
  Accounts payable, trade ..............................................  $   106,583   $  3,756
  Accrued expenses .....................................................       86,687      8,012
  Current maturities of long-term debt .................................        3,551     23,700
  Note payable, shareholder ............................................       52,000     22,000
                                                                          -----------   --------
                                                                              248,821     57,468
                                                                          -----------   --------
  Long-term debt, net of current maturities ............................       17,447       --
                                                                          -----------   --------
  Shareholders' equity:
     Common stock, $.001 par value; 100,000,000 authorized;
     15,538,159 and 6,250,000 shares issued and outstanding
     in 1999 and 1998, respectively ....................................       15,538      6,250
  Paid-in-capital ......................................................    2,004,086     (5,250)
  Retained earnings ....................................................     (427,064)    32,286
                                                                          -----------   --------
                                                                            1,592,560     33,286
                                                                          -----------   --------
                                                                          $ 1,858,828   $ 90,754
                                                                          ===========   ========

                     CLEARWORKS .NET, INC. AND SUBSIDIARIES
             CONSOLIDATED STATEMENTS OF INCOME AND RETAINED EARNINGS
                    FOR THE THREE MONTHS ENDED MARCH 31, 1999
                                   (UNAUDITED)


                                                           1999           1998
                                                        ---------       --------
Revenues .........................................      $ 430,442       $135,498

Costs of goods sold:
  Salaries and related expenses ..................         52,459         36,858
  Field support costs ............................         38,830         32,963
  Other ..........................................         42,801          2,580
                                                        ---------       --------
                                                          134,090         72,401
                                                        ---------       --------
Gross profit .....................................        296,352         63,097
                                                        ---------       --------
Selling, general and administrative
  Salaries and related expenses ..................         57,441         27,688
  Insurance ......................................          5,344          4,554
  Interest .......................................          4,840
  Rental .........................................         24,728          2,803
  Advertising ....................................          6,013
  Office .........................................          3,769          3,974
  Depreciation and amortization ..................         13,212            130
                                                        ---------       --------
                                                          115,347         39,149
                                                        ---------       --------
Income from continuing operations ................        181,005         23,948
Income taxes .....................................           --             --
                                                        ---------       --------
Net income .......................................        181,005         23,948
                                                        ---------       --------
Retained earnings, beginning .....................       (608,069)         8,338
                                                        ---------       --------
Retained earnings, ending ........................      $(427,064)      $ 32,286
                                                        =========       ========
Net earnings per share:
  Primary ........................................      $    0.01       $  0.003
  Fully diluted ..................................      $    0.01       $  0.003

                      CLEARWORKS.NET, INC AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
               FOR THE THREE MONTHS ENDED MARCH 31, 1999 AND 1998

                                                                               1999       1998
                                                                            ---------   --------
Cash flows from operating activities
  Net income .............................................................  $ 181,005   $ 23,948

  Adjustments to reconcile net earnings to net cash Used by operating activities:
       Depreciation and amortization .....................................     13,212        130
       (Increase)/decrease in accounts receivable ........................   (300,617)   (12,459)
       (Increase)/decrease in prepaid expenses ...........................    (38,283)      --
       (Increase)/decrease in inventories ................................    (21,558)      --
       (Increase)/decrease in intangible assets ..........................       --        1,102
       (Increase)/decrease in accounts payable ...........................     86,824       (730)
       (Increase)/decrease in accrued expenses ...........................   (129,288)         1
       (Increase)/decrease in deferred revenues ..........................       --       (4,200)
                                                                            ---------   --------
    Total adjustments ....................................................   (389,710)   (16,156)
                                                                            ---------   --------

  Net cash provided (used) by operating activities .......................   (208,705)     7,792

Cash flows from investing activities
       Purchase of property and equipment ................................   (412,598)      (388)
                                                                            ---------   --------
  Net cash used by investing activities ..................................   (412,598)      (388)

Cash flows from financing activities
       Increase/(decrease) in notes payable ..............................      2,919       --
       Proceeds from sale of common stock, net ...........................    909,383       --
                                                                            ---------   --------
  Net cash provided by financing activities ..............................    912,302       --

  Net increase in cash ...................................................    290,999      7,404

Cash at the beginning of the year ........................................    161,957      4,184
                                                                            ---------   --------

Cash at the end of the year ..............................................  $ 452,956   $ 11,588
                                                                            =========   ========
          Supplemental disclosures of cash flow information: Net cash paid during the year for:
             Interest ....................................................  $   4,840   $   --
             Income taxes ................................................  $    --     $   --

                      CLEARWORKS.NET, INC AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
               FOR THE THREE MONTHS ENDED MARCH 31, 1999 AND 1998

                                                       ADDITIONAL   RETAINED       TOTAL
                                   COMMON  PREFERRED    PAID IN     EARNINGS/   SHAREHOLDERS'
                                   STOCK    STOCK       CAPITAL     (DEFICIT)      EQUITY
                                  -------  ---------  -----------   ---------   -------------
December 31, 1997 ..............  $ 6,250       --    $    (5,250)  $   8,338   $       9,338
                                  -------  ---------  -----------   ---------   -------------
Net income for the period ......     --         --           --        23,948          23,948
                                  -------  ---------  -----------   ---------   -------------
Total shareholder's equity
As of March 31, 1998 ...........  $ 6,250  $    --    $    (5,250)  $  32,286   $      33,286
                                  =======  =========  ===========   =========   =============
December 31, 1998 ..............  $11,460       --    $ 1,098,781   $(608,069)  $     502,172
                                  -------  ---------  -----------   ---------   -------------
New stock issued for cash ......    4,078       --        905,305        --           909,383
                                  -------  ---------  -----------   ---------   -------------
Total shareholder's equity
As of March 31, 1999 ...........  $15,538  $    --    $ 2,004,086   $(427,064)  $   1,592,560
                                  =======  =========  ===========   =========   =============

                      CLEARWORKS.NET, INC. AND SUBSIDIARIES

Note 1.  General

The unaudited financial statements included herein for the Company for the quarters ended March 31, 1998 and 1999 have been prepared without audit pursuant to the rules and regulations of the Securities and Exchange Commission and include all adjustments which are, in the opinion of management, necessary for a fair presentation. Certain information and footnote disclosures required by generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations. These financial statements should be read in conjunction with the audited financial statements and related notes thereto included with this filing for the annual periods ended December 31, 1998 and 1999.

The results for interim periods are not necessarily indicative of trends or of results to be expected for the full year.